Exhibit 99.1

CERTIFICATION

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Advantest Corporation, a Japanese corporation (the “Company”), does hereby certify that, to such officer’s knowledge:

1.	The accompanying Annual Report of the Company on Form 20-F for the period ended March 31, 2003 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

	By:	/s/ HIROSHI OURA
	Name:	Hiroshi Oura
	Title:	Chairman of the Board and
Date: June 30, 2003		Chief Executive Officer

	By:	/s/ HITOSHI OWADA
	Name:	Hitoshi Owada
Date: June 30, 2003	Title:	Director and Managing Executive Officer

[A signed original of this written statement required by Section 906 has been provided to Advantest Corporation and will be retained by Advantest Corporation and furnished to the Securities and Exchange Commission or its staff upon request.]